Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Second Quarter, 2013 Financial Results;
Conference Call at 10 am PDT (1 pm EDT) on August 7, 2013
______________________________________________________________________________

Vancouver, Canada –August 6, 2013 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) announced today its financial results for the Second Quarter, 2013 (reported in US$).  Endeavour is a mid-cap silver mining company that owns and operates three underground silver-gold mines in Mexico, the Guanaceví mine in Durango state and the Bolañitos and El Cubo mines in Guanajuato state.

Highlights of Second Quarter, 2013 (Compared to Second Quarter, 2012)

Financial

•	Net earnings decreased 133% to a loss of $0.4 million ($0.00 loss per share)
•	Adjusted earnings(1) decreased 183% to a loss of $2.7 million ($0.03 loss per share)
•	EBITDA(1) increased 1% to $16.6 million
•	Cash flow from operations before working capital changes decreased 32% to $11.5 million
•	Mine operating cash flow(1) increased 8% to $26.1 million
•	Revenue increased 76% to $71.3 million on 1,787,571 silver oz sold and 25,477 gold oz sold
•	Realized silver price fell 23% to $21.38 per oz sold
•	Realized gold price fell 19% to $1,297 per oz sold
•	Cash costs of production net of by-product gold credits(1) increased 93% to $10.53 per oz silver
•	Cash costs of production on co-product basis were $14.75 per oz silver and $854 per oz gold
•	Bullion inventory at quarter-end included 214,068 oz silver and 522 oz gold
•	Concentrate inventory at quarter-end included 41,192 oz silver and 798 oz gold
•	Cash and equivalents of $22.3 million and working capital of $16.1 million at quarter-end

Operations

•	Silver production up 48% to 1,535,873 oz
•	Gold production up 159% to 19,914 oz
•	Silver equivalent production up 76% to 2.61 million oz (at a 60:1 silver:gold ratio)
•	Reduced costs company-wide in response to the sharply lower metal prices
•	Expanded production at Bolañitos to boost cash flow and offset lower metal prices
•	Re-commissioned the newly rebuilt plant and infrastructure at El Cubo on time and budget
•	Bolañitos placed 2nd, El Cubo 6th of 15 teams in regional underground mine safety competition

(1)	Adjusted earnings, mine operating cash flow, EBITDA and cash costs are non-IFRS measures. Please refer to the definitions in the Company’s Management’s Discussion and Analysis.

Bradford Cooke, CEO of Endeavour Silver, stated, “Endeavour delivered another record quarter of production and revenue in Q2, 2013, although cash flow and earnings were significantly subdued by lower precious metal prices.  Cash costs of production were higher due primarily to the lower gold by-product credits, higher amortization and depletion related to El Cubo and a mark-to-market write-down of the value of stockpiled ore, concentrate and bullion inventories due to the lower metal prices.

“Management responded quickly to the sharply lower metal prices in Q2, 2013 by boosting production from the lower cost Bolañitos mine and initiating company-wide cost cutting programs.  Capital, exploration, general and administrative budgets were all reduced and all three mining operations went through cost optimization programs including a 16% reduction of employees and contractors.

“These cost cutting programs commenced in May so did not gain enough traction to significantly benefit our second quarter performance because of severance costs and because Q2, 2013 was budgeted to be our peak spending for the year.  However, they should have a positive impact on our second half financial performance. At current metal prices and operating levels, the Company anticipates that our reduced spending and stronger cash flow should benefit the balance sheet going forward.

“Our operations team completed the El Cubo plant and infrastructure reconstruction on time and budget in just seven months, a remarkable achievement for the Company.  Now that our peak spending for the year is behind us, management is focused on continuing the optimization of our mining operations and speeding up the operational turn-around at El Cubo.

“Both Guanaceví and especially Bolañitos continued to generate positive cash flow in Q2, 2013 but El Cubo returned to making losses during the quarter.  El Cubo is now on a short leash and if it does not turn around from losing money to making money soon, management will act to cut costs further through additional operational efficiencies and workforce reductions.”

Financial Results (see Consolidated Statement of Operations below)

Mine Operations

For the quarter ended June 30, 2013, the Company generated revenue totaling $71.1 million (2012 - $40.4 million). During the period, the Company sold 1,787,571 oz silver and 25,477 oz gold at realized prices of $21.38 and $1,297 per oz respectively, compared to sales of 1,075,000 oz silver and 5,650 oz gold at realized prices of $29.21 and $1,599 per oz respectively in 2012.  After cost of sales of $64.8 million (2012 - $20.9 million), mine operating earnings amounted to $6.4 million (2012 - $19.5 million).

Cash Flow

Mine operating cash flow before taxes was $19.8 million (2012 – $24.1 million), excluding depreciation and depletion of $13.1 million (2012 - $4.3 million), stock-based compensation of $0.2 million (2012 - $0.2 million), and a write-down of inventory of $6.4 million (2012 - $nil).  The write-down was due to marking inventory to market at quarter-end and contributed to an operating loss of $2.4 million (2012 – earnings of $13.4 million), resulting in a net loss for the period ended June 30, 2013 of $0.4 million (2012– earnings of $7.5 million).

Net Earnings

Net earnings included a mark-to-market derivative liability gain related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.  The appreciation of these warrants resulted in a derivative liability gain of $1.5 million (2012 – $0.1 million).  Therefore, the adjusted loss was $2.7 million ($0.03 per share) compared to earnings of $5.9 million ($0.07 per share).

Cash Costs

The cash costs of production, net of gold by-product credits, increased 93% to $10.53 per oz silver produced (2012 - $5.46), and on a co-product basis, cash costs were $14.75 per oz silver and $854 per oz gold. The higher cash costs were largely due to the lower gold credit, higher amortization and depletion related to the El Cubo acquisition and a mark to market write-down of the value of stockpiled ore, concentrate and bullion inventories due to the lower metal prices, partly offset by the increased contribution of the Bolañitos mine, the Company’s lowest cost operation.

Operating Results (see Consolidated Table of Mine Operations below)

Guanaceví

Silver production at the Guanaceví mine during Q2, 2013 was 555,036 oz, a decrease of 17% compared to 669,754 oz, and gold production was 1,590 oz, a decrease of 36% compared to 2,499 oz in Q2, 2012.  Metal production was down due to lower metal grades and recoveries.  Plant throughput was 100,781 tonnes at average grades of 240 gpt silver and 0.68 gpt gold compared to 100,208 tonnes grading 269 gpt silver and 0.87 gpt gold. The lower grades and recoveries were a function of deeper, lower grade ores being mined at North Porvenir, increased mining from the lower grade Santa Cruz ore-body and reconciliation of concentrate processed on behalf of Bolañitos in 2012. Daily throughput was below capacity due to unscheduled maintenance and repairs during the quarter. The repairs were completed in late July, which should allow throughput to return to the 1,200 tonnes per day (tpd) plant capacity.

Bolañitos

Silver production at the Bolañitos mine was 810,414 ounces, an increase of 119% compared to 370,272 oz, and gold production was 15,751 oz, an increase of 203% compared to 5,196 oz in Q2, 2012.  Metal production was up due to higher throughput, grades and recoveries.  The Bolañitos mine averaged 2,305 tpd, well above the mine plan due to increased contract mining and changing the mining technique in various parts of the mine from cut-and-fill to long-hole mining.  The Bolañitos plant operated at its 1,600 tpd capacity, and the extra tonnes were processed at the leased Las Torres plant near the El Cubo mine. The leased Las Torres facility was scheduled to be returned in May but the counterparty requested a later return date which gave the Company continued access until July 29, 2013. This additional access allowed Bolañitos production to significantly exceed planned output.  Plant throughput was 202,472 tonnes at average grades of 160 gpt silver and 2.84 gpt gold, compared to 102,779 tonnes grading 149 gpt silver and 2.05 gpt gold in Q2, 2012.

Ore grades were also significantly above prior year and plan, as mining accessed better than planned ore grades, specifically in the Daniela vein. The increased recoveries are a function of executing contracts to sell concentrate as opposed to leaching the concentrates at the Company’s leach facilities at Guanaceví and El Cubo. Selling concentrate results in higher payable metal production and higher refining charges, resulting in a net financial benefit.

El Cubo

Silver production at the El Cubo mine was 170,424 oz, a decrease of 37% compared to 270,445 oz in Q1, 2013 and gold production was 2,574 oz, a decrease of 39% compared to 4,199 oz in Q1, 2013.  In Q2, 2013, metal production fell as management focused its efforts on completing the re-construction of the new El Cubo plant.  The Company re-commissioned the new plant over a four week period, running lower grade material which resulted in some scheduled plant down time and forecasted lost production. Endeavour continues to focus on ensuring that safe, sustainable mining methods become part of the workplace culture which over time leads to improved operating efficiencies.

Immediate and lasting improvements are needed at El Cubo to ensure its short and long term economic viability at current metal prices.  Management is therefore working with the miner’s union at El Cubo to further reduce operating costs and boost employee productivity in the third quarter through additional operational efficiencies and workforce reductions.  If these initiatives prove insufficient, management will consider other alternatives such as reducing throughput in order to boost ore grades or if necessary, putting the operation on care and maintenance.

Exploration Results

In January 2013, Endeavour commenced an aggressive $16.3 million surface exploration drill program to test multiple exploration targets at its three mining districts and five district scale exploration properties. A total of 78,500 metres of surface drilling was planned to test approximately 24 exploration targets. During Q2, 2013, the sharp drop in precious metal prices prompted management to reduce the size of the 2013 exploration program by 25%. The amended 2013 program includes 42,000 planned metres drilled for an estimated $12.1 million.

At Bolañitos, the Company continued drilling at the nearby Belen prospect as well as along the La Luz vein system northwest of the Lucero mine. The La Luz drilling resulted in the delineation of three new mineralized zones at the Asuncion, La Luz Central and Plateros prospects, the first two readily accessible for exploitation from nearby historic workings. These zones are gold-rich extensions of silver mineralized zones in the vicinity of historic mine workings that each extend 200 metres long and 100 metres deep.

At Guanaceví, one drill rig continued testing the Milache property six kilometres north of the plant to more fully delineate the high-grade, silver-gold mineralization discovered on the Santa Cruz vein. The Company announced in November 2012 that drilling had extended the mineralized zone 300 metres long by 250 metres deep, still open for expansion north and at depth.

At El Cubo, drilling has tested several veins in and around the old mines, and more recently has stepped out along the Villalpando vein system south of the active mines and some encouraging results have been received to date. Several high priority targets have been identified south of the active mines at El Cubo and will be drilled when surface permits are received.

At San Sebastián, Endeavour announced a significant new resource in the Terronera vein in Q1, 2013 and drilling continues to focus on increasing the resource so that the deposit is large enough to enter into economic evaluation and environmental permitting in 2014. During the first half of 2013, the Company drilled to infill the southeast half of the known mineralized zone.  With the Terronera vein essentially wide open along strike, and with many other outcropping veins  yet to be drilled, management views San Sebastian as having the potential to become a high grade, silver-gold, underground mine.

At the Panuco and Laberinto properties in Durango state, drilling in Q2, 2013 continued to return geologically but not economically interesting results. The Panuco-Laberinto properties are sandwiched between the La Preciosa property of Coeur Mining to the southeast and the San Lucas property of Oremex Silver to the northwest,. The Panuco and Laberinto properties are considered to have good exploration potential both for bulk tonnage, open pit and high-grade, underground silver-gold deposits.

At the El Inca properties in northern Chile, surface mapping and target identification were completed in Q1, 2013 and drilling commenced in Q2, 2013. The El Inca properties have excellent exploration potential for both bulk tonnage, open pit silver-lead-zinc mines like San Cristobal and high-grade, underground silver-gold mines like El Penon (south of El Inca in Chile).

Outlook

The Company is on track to deliver another year of strong organic growth in 2013.   First half production was well ahead of plan according to management’s annual forecast of 5.0-5.3 million oz silver and 46,000-49,000 oz gold for the year.  However, second half production will likely be slightly lower than first half production due to the return of the leased Las Torres plant at the end of July and the concurrent reduction of Bolañitos production from 2,225 tpd to the 1,900 tpd day range.  Bolañitos mine production in excess of the Bolañitos plant capacity will now be processed at the newly refurbished El Cubo plant.

With the  sharp decline of silver and gold prices this year, management implemented cost reductions and revised its 2013 financial plan in response to reduced metal price expectations for the year.  Metal production will not be negatively impacted by these measures but the reduced value of Endeavour’s gold by-product credits could negatively impact the Company’s $9-10 per oz cash cost guidance for the year.

Endeavour’s capital, exploration, operating and administrative cost reductions included workforce reductions which resulted in one time severance costs during the Second Quarter, 2013.  These cost reductions should benefit both cash and all-in operating costs starting in Q3, 2013 assuming current metal prices.  Endeavour’s revised spending plans for the second half of 2013 now include the following:

•	Capital - $6.5-7.5 million
•	Exploration - $1.5-2.5 million
•	Administrative - $5.5-6.5 million

Management is now conducting a second review of operating costs, particularly at El Cubo, to reduce expenditures further in response to the latest drop in metal prices.  In addition to reducing costs per tonne, the Company is also evaluating revenues per tonne. One of the benefits of Endeavour’s high grade, underground mines in general is that they have each produced higher ore grades at higher cut-off grades in the past.  Management is currently reviewing the mine plan for El Cubo in particular to raise the cut-off and ore grades faster than scheduled in the original two year turn-around plan.

Endeavour management will continue monitoring the precious metals markets and mine optimization programs in Q3, 2013 prior to making any revisions to production guidance. The Company has been very proactive in revising its plans to navigate this lower price environment and will continue to be responsive to any significant new changes in metal prices.

Conference Call

A telephone conference call to discuss the results will be held at 10:00 am PDT (1:00 pm EDT) on Wednesday, August 7, 2013. To participate in the conference call, please dial the following:

• 1-800-319-4610                      Canada and USA (Toll-free)
• 604-638-5340                         Vancouver Dial In
• 1-604-638-5340                      Outside of Canada & USA
• No pass-code is necessary to participate in the conference call

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada & USA. The required pass-code is 4890 followed by the # sign. The replay will also be available on the Company’s website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request.  To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-685-9775 or toll free 877-685-9775.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now underway at Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 685-9775
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2013 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2013 Year:
Q1, 2013	376,344	154	1.51	1,489,746	15,032	79.9	82.3	10.04	99.63
Q2, 2013	393,070	165	1.96	1,535,873	19,914	73.6	80.4	10.53	96.45
Q3, 2013
Q4, 2013
Total	769,414	160	1.74	3,025,619	34,946	78.8	81.2	10.29	98.01
Production 2012 Year:
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012	202,987	208	1.47	1,040,026	7,695	76.5	80.3	5.46	86.32
Q3, 2012	306,164	161	1.49	1,137,933	11,754	71.8	80.1	4.70	97.04
Q4, 2012	362,779	151	1.55	1,235,026	12,917	70.1	71.7	12.25	92.86
Total	1,065,689	179	1.48	4,485,476	38,687	73.2	76.5	7.33	92.74

Q1, 2013 : Q1, 2012	94%	-33%	13%	39%	138%	6%	8%	60%	8%

Q1, 2013 : Q4, 2012	4%	2%	-2%	21%	16%	14%	15%	-18%	7%

YTD 2013:YTD 2012	94%	-33%	13%	39%	138%	6%	8%	60%	8%

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
 (expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Revenue	$71,250	$40,434	$141,123	$89,480

Cost of sales:
Direct production costs	44,746	15,890	81,633	32,501
Royalties	356	482	806	943
Share-based compensation	202	216	277	275
Amortization and depletion	13,149	4,328	25,223	12,824
Write down of inventory to net realizable value	6,383	-	7,878	-
	64,836	20,916	115,817	46,543

Mine operating earnings	6,414	19,518	25,306	42,937

Expenses:
Exploration	4,978	2,110	9,168	3,922
General and administrative	3,787	3,977	6,917	6,714
	8,765	6,087	16,085	10,636

Operating earnings	(2,351)	13,431	9,221	32,301

Mark-to-market loss/(gain) on derivative liabilities	(2,386)	(1,632)	(3,838)	(1,775)
Mark-to-market loss/(gain) on contingent liability	(5,408)	-	(7,899)	-
Finance costs	531	5	778	10

Other income (expense):
Foreign exchange	(2,439)	(3,463)	(1,039)	1,167
Investment and other income	371	411	2,349	1,940
	(2,068)	(3,052)	1,310	3,107

Earnings before income taxes	2,844	12,006	21,490	37,173

Current income tax expense	4,363	1,714	6,199	6,483
Deferred income tax expense	(1,158)	2,787	1,295	3,410
	3,205	4,501	7,494	9,893

Net earnings (loss) for the period	(361)	7,505	13,996	27,280

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	(4,242)	(3,680)	(3,929)	(3,367)

Comprehensive income (loss) for the period	$(4,603)	$3,825	$10,067	$23,913

Basic earnings (loss) per share based on net earnings	$(0.00)	$0.09	$0.14	$0.31
Diluted earnings (loss) per share based on net earnings	$(0.00)	$0.06	$0.10	$0.30

Basic weighted average number of shares outstanding	99,710,933	87,999,485	99,685,615	87,870,479
Diluted weighted average number of shares outstanding	99,710,933	90,775,352	101,828,232	90,816,849

This statement should be read in conjunction with the condensed consolidated financial statements for the period ended June 30, 2013 and the related notes contained therein

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Operating activities
Net earnings (loss) for the period	$(361)	$7,505	$13,996	$27,280
Items not affecting cash:
Share-based compensation	1,376	2,007	1,939	2,785
Amortization and depletion	13,228	4,386	25,376	12,927
Deferred income tax provision	(1,158)	2,788	1,295	3,411
Unrealized foreign exchange loss (gain)	687	1,829	602	(901)
Mark to market loss (gain) on derivative liability	(2,386)	(1,632)	(3,838)	(1,775)
Mark to market loss (gain) on contingent liability	(5,408)	-	(7,899)	-
Finance costs	35	5	152	10
Write down of inventory to net realizable value	6,383	-	7,878	-
Loss (Gain) on marketable securities	-	-	(1,777)	(483)
Net changes in non-cash working capital	7,282	(4,659)	(8,508)	(2,265)
Cash from operating activities	19,678	12,229	29,216	40,989

Investing activites
Property, plant and equipment expenditures	(31,641)	(11,946)	(60,357)	(21,295)
Investment in short term investments	-	(642)	(130)	(27,884)
Proceeds from sale of short term investments	-	14,721	4,720	46,633
Investment in long term deposits	-	8	-	(176)
Cash from (used in) investing activities	(31,641)	2,141	(55,767)	(2,722)

Financing activities
Proceeds from revolving credit facility	6,000	-	30,000	-
Common shares issued on exercise of options and warrants	161	668	454	1,278
Interest paid	(90)	-	(132)	-
Cash from financing activites	6,071	668	30,322	1,278

Effect of exchange rate change on cash and cash equivalents	(164)	(978)	(79)	465
Increase (decrease) in cash and cash equivalents	(5,892)	15,038	3,771	39,545
Cash and cash equivalents, beginning of period	28,365	101,384	18,617	75,434
Cash and cash equivalents, end of period	$22,309	$115,444	$22,309	$115,444

 This statement should be read in conjunction with the condensed consolidated financial statements for the period ended June 30, 2013 and the related notes contained therein

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)

	June 30,	December 31,
	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$22,309	$18,617
Investments	1,779	8,520
Accounts receivable	29,422	20,526
Inventories	27,941	40,797
Prepaid expenses	8,081	9,940
Total current assets	89,532	98,400

Non-current deposits	1,054	1,451
Mineral property, plant and equipment	373,388	338,431
Goodwill	39,245	39,245
Total assets	$503,219	$477,527

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$30,648	$34,631
Income taxes payable	1,490	3,854
Derivative liabilities	1,498	5,336
Revolving credit facility	39,000	9,000
Total current liabilities	72,636	52,821

Provision for reclamation and rehabilitation	6,516	6,496
Contingent liability	599	8,497
Deferred income tax liability	70,812	69,517
Total liabilities	150,563	137,331

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 99,741,010 shares (Dec 31, 2012 - 99,541,522 shares)	358,228	357,296
Contributed surplus	13,329	12,828
Accumulated comprehensive income (loss)	(9,260)	(5,331)
Deficit	(9,641)	(24,597)
Total shareholders' equity	352,656	340,196
Total liabilities and shareholders' equity	$503,219	$477,527

This statement should be read in conjunction with the condensed consolidated financial statements for the period ended June 30, 2013 and the related notes contained therein